Exhibit 12.1

(in thousands)

	For the Three Months Ended March 31,
	2005		2004

Fixed Charges Computation:
Preferred stock dividend	$878		$772
Interest expense, including amortization of debt issuance costs, on convertible debt	1,251		527
Total fixed charges and preferred dividends	2,129		1,299

Earnings Computation:
Profit before equity in income of investee	4,712		5,229
Add:
Fixed charges	2,129		1,299
Earnings as adjusted	$6,841		$6,528

Ratio of earnings to fixed charges	5.5	x	12.4	x
Ratio of earnings to fixed charges and preferred dividends	3.2	x	5.0	x